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December 10, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attn: Brian Soares and Perry Hindin

Re:	Nut Tree Capital Management L.P.
Martin Midstream Partners L.P. (“MMLP” or the “Company”)
DFAN14A filed on November 29, 2024 (the “DFAN”)
Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. (collectively, the “Investors”)
File No. 000-50056

Dear Messrs. Soares and Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated December 3, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with the Investors and provide the following response on the Investors’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

DFAN14A filed November 29, 2024

General

1.	We note your statement in the fourth paragraph in the Disclaimer that you do not take any responsibility for the disclosure "with respect to the Company and any other companies mentioned." While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please confirm your understanding and that you will not disclaim your disclosure in future soliciting materials.

The Investors acknowledge the Staff’s comment and advise the Staff that the Investors have revised the disclaimer included on their website, www.protectMMLPvalue.com, and will refrain using the specified disclaimer language in future soliciting materials.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel

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